# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rallybio Corporation, CIK 0001739410
CUSIP: 75120L100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 234 Church Street, Suite 1020, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,222,969; sole dispositive power 0; shared dispositive power 4,222,969; aggregate amount beneficially owned 4,222,969 (9.99% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: Rallybio Corporation
Address of issuer's principal executive offices: 234 Church Street, Suite 1020, New Haven, Connecticut, 06510

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),

Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),

Viking Global Opportunities GP LLC ("Opportunities GP"),

Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),

Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGOP is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Statement on Schedule 13G relates to shares of Common Stock and pre-funded warrants to purchase shares of Common Stock with an exercise price of $0.0001 per share (the "Warrants") held directly by VGOP. VGOP directly owns 4,194,777 shares of Common Stock and Warrants with the right to purchase 3,333,388 shares of Common Stock. However, the terms of the Warrants provide that no holder of Warrants shall have the right to exercise any portion of the Warrants to the extent that, after giving effect to such issuance after exercise, such holder of Warrants (together with its affiliates, any "group" or any other persons whose beneficial ownership could be aggregated with the holders) would beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately following exercise (the "Blocker"). Any holder of Warrants, upon notice to the Issuer, may increase or decrease the Blocker, subject to a maximum of 19.99%, but any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Accordingly, the amount of shares of Common Stock reported as beneficially owned by the Reporting Persons set forth herein excludes shares of Common Stock that the Reporting Persons do not currently have the right to purchase upon exercise of the Warrants held directly by VGOP due to the Blocker.

VGI: 4,222,969

VGI provides managerial services to VGOP. VGI has the authority to dispose of and vote the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants. VGI does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants.

VGI beneficially owns 4,222,969 shares of Common Stock consisting of 4,194,777 shares of Common Stock directly owned by VGOP and 28,192 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants, subject to the Blocker.

Opportunities Parent: 4,222,969

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants. Opportunities Parent does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants.

Opportunities GP: 4,222,969

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants. Opportunities GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants.

Opportunities Portfolio GP: 4,222,969

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants. Opportunities Portfolio GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants.

VGOP: 4,222,969

VGOP has the authority to dispose of and vote the shares of Common Stock that it directly owns or has the right to purchase upon exercise of the Warrants directly owned by it, subject to the Blocker, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 4,222,969

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 4,222,969 shares of Common Stock consisting of 4,194,777 shares of Common Stock directly owned by VGOP and 28,192 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants, subject to the Blocker.
Percent of class:
The percentages set forth herein are based on (i) 42,243,774 shares of Common Stock outstanding as of December 30, 2025, as reported by the Issuer in its proxy statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the "Commission") on January 2, 2026, and (ii) 28,192 shares of Common Stock that the Reporting Persons currently have the right to purchase upon exercise of the Warrants, subject to the Blocker.

VGI: 9.99%
Opportunities Parent: 9.99%
Opportunities GP: 9.99%
Opportunities Portfolio GP: 9.99%
VGOP: 9.99%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 9.99%
Sole power to vote or to direct the vote:
VGI: 0

Opportunities Parent: 0

Opportunities GP: 0

Opportunities Portfolio GP: 0

VGOP: 0

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 4,222,969
Opportunities Parent: 4,222,969
Opportunities GP: 4,222,969
Opportunities Portfolio GP: 4,222,969
VGOP: 4,222,969
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 4,222,969
Sole power to dispose or to direct the disposition:
VGI: 0

Opportunities Parent: 0

Opportunities GP: 0

Opportunities Portfolio GP: 0

VGOP: 0

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 4,222,969
Opportunities Parent: 4,222,969
Opportunities GP: 4,222,969
Opportunities Portfolio GP: 4,222,969
VGOP: 4,222,969
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 4,222,969

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2)(3) (02/17/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (02/17/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (02/17/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (02/17/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2)(3) (02/17/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (02/17/2026)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (02/17/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (02/17/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).